VENTURE LENDING & LEASING IX, INC.

March 21, 2019

Lisa N. Larkin
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Venture Lending & Leasing IX, Inc. Preliminary Proxy Statement on Schedule 14A File No. 814-01253

Dear Ms. Larkin:

On March 15, 2019, you provided comments on the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed on March 8, 2019 on behalf of Venture Lending & Leasing IX, Inc. (the “Fund”).  The numbered paragraphs below set forth your comments together with the Fund’s responses.  Unless otherwise indicated, capitalized terms used herein have the meanings given to them in the Proxy Statement.

1.	Comment: Please provide the dates required in Item 1 of Schedule 14A.

RESPONSE:  The Fund will update the Proxy Statement accordingly.

2.	Comment: Please add the disclosure required in Item 22(a)(3)(iiii) of Schedule 14A.

RESPONSE:  The Fund will revise the following disclosure in the Proxy Statement, under “Other Information,” to add the disclosure required in Item 22(a)(3)(iiii) of Schedule 14A, as follows:

Annual Reports.  The Fund will furnish to its shareholder, without charge, copies of its Annual Report, and subsequent quarterly reports, upon request to the Fund, by writing to Venture Lending & Leasing IX, Inc., 104 La Mesa Drive, Suite 102, Portola Valley, California 94028, or, without charge, by calling Lynda Colleta collect at (650) 234-4321.  Upon receiving such request, the Fund will provide a copy of the annual report and quarterly reports succeeding the annual report, if any, to the requesting shareholder by first class mail, or other means designed to assure prompt delivery, within three business days of the request.

3.	Comment: Please confirm if Item 22(b)(11) is applicable to this filing.

RESPONSE:  The Fund confirms that Item 22(b)(11) of Schedule 14A is not applicable to the Proxy Statement and will update the Proxy Statement to omit the disclosures required by Item 22(b)(11).

March 21, 2019

4.
Comment:  Please supplementally explain why the Fund is not extending the opportunity to sell the securities held by shareholders (“Repurchase Offer”) following approval, as provided for under Section 61(a) of the Investment Company Act of 1940, as amended (the “Act”), to LLC Members (as defined below).

RESPONSE:  The Fund supplementally advises that the Fund is wholly-owned by a parent LLC (the “LLC”), which is the sole shareholder of the Fund. The Repurchase Offer requirement arises under Section 61(a)(2)(D)(ii) which provides:

(ii) if the company is not an issuer of common equity securities that are listed on a national securities exchange, extends, to each person that is a shareholder as of the date of an approval described in subclause (I) or (II) of clause (i), as applicable, the opportunity (which may include a tender offer) to sell the securities held by that shareholder as of that applicable approval date, with 25 percent of those securities to be repurchased in each of the 4 calendar quarters following the calendar quarter in which that applicable approval date takes place. [emphasis added]

The LLC is governed by an operating agreement (“LLC Agreement”) that grants the LLC’s members (“LLC Members”) certain pass-through voting rights.  As a result, the LLC, as the sole shareholder of the Fund, may take certain actions as a shareholder of the Fund only after first securing the approval of its LLC Members.  Accordingly, the LLC will seek approval of the Proposal from the LLC Members representing a majority of the outstanding membership interests of the LLC.  However, the LLC Agreement does not provide direct or indirect withdrawal or other redemption rights to the LLC Members and the Repurchase Offer is not within the scope of the pass-through voting rights described above.  Accordingly, the LLC is not required to extend the Repurchase Offer to the LLC Members.

Section 11.5 of the Operating Agreement provides:

Withdrawal Prohibited.  No [LLC] Member may withdraw or resign from the [LLC] until there has been a dissolution and a full and complete winding up of the [LLC] in accordance with this [Operating] Agreement and the [Delaware Limited Liability Company] Act.

The Offering Memorandum has also clearly disclosed to the LLC Members that they may not redeem or transfer their interests and provides in pertinent part:

March 21, 2019

[LLC] Members will not be able to transfer or otherwise dispose of their Interests…  Accordingly, a [LLC] Member must be willing to bear the economic risk of investment in the Interests until the [LLC] is liquidated.

Section 61(a)(2)(D)(ii) of the Act requires that the Fund extend the Repurchase Offer to its shareholder, in this case, the LLC.  As stated in the Proxy Statement, the Fund will extend the Repurchase Offer to the LLC.  However, the LLC will elect not to exercise the right, as it is entitled to do within its sole and absolute discretion.

We hope that these responses adequately address your comments.  If you have further questions or comments, please contact the undersigned at (650) 234-4300.

Sincerely,

/s/ Martin D. Eng
Martin D. Eng
Vice President, Chief Financial Officer and Secretary